Janet Barbiere 212.836.7506 janet.barbiere@kayescholer.com
425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6760 www.kayescholer.com

June 28, 2013

Via E-mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Ms. Katherine Hsu, Office Chief

Re:	Citigroup Commercial Mortgage Trust 2012-GC8
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-166711-02

Dear Ms. Hsu,

On behalf of Citigroup Commercial Mortgage Securities Inc. (the “Company”), we thank you for your letter, dated June 20, 2012, transmitting the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K (the “Filing”).

Below are our responses, on behalf of the Company, to each of the comments included in your letter.  The responses follow each of the Staff’s comments, which have been retyped below.

Form 10-K for Fiscal Year Ended December 31, 2012

Exhibits to the Form 10-K

Exhibit 31

Comment:

1.
We note that the title to the certification refers to the issuing entity and the pooling and servicing agreement, and that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title, and the title should only state “Certification. Please confirm.

Chicago  ●  Frankfurt  ●  London  ●  Los Angeles  ●  New York  ●  Palo Alto  ●  Shanghai  ●  Washington, DC  ●  West Palm Beach

United States Securities and Exchange Commission Division of Corporation Finance Ms. Katherine Hsu, Office Chief	-2-	June 28, 2013

Response:

We hereby confirm, on behalf of the Company, that the certification to be included in Exhibit 31 of future Form 10-K filings of the Company will be revised such that the identification of the certifying individual at the beginning of the certification will not include the individual’s title, and the title to the certification will only state “Certification”.

Comment:

2.	We note that in paragraph 1, the defined term “Trust” is used. In future filings, the certification should be revised so as to identify the issuing entity. Please confirm.

Response:

We hereby confirm, on behalf of the Company, that the certification to be included in Exhibit 31 of future Form 10-K filings of the Company will be revised so as to identify the issuing entity.

As requested in your letter, we hereby acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please feel free to contact me at any time if you have any questions concerning this response letter.  You can reach me at (212) 836-7506.

Sincerely,

/s/_Janet A. Barbiere
Janet A. Barbiere
Kaye Scholer LLP

cc.	Lulu Cheng, United States Securities and Exchange Commission
Paul Vanderslice, Citigroup Commercial Mortgage Securities Inc.
Ryan M. O’Connor, Citigroup Commercial Mortgage Securities Inc.